Exhibit 99.4

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors and Shareholders of Gammon Gold Inc.

On March 24, 2009, we reported on the consolidated balance sheets of Gammon Gold Inc. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2008, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits. In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada
March 24, 2009

Reconciliation with United States Generally Accepted Accounting Principles
(in thousands of United States Dollars except per share data)
December 31, 2008

The following represents additional information to the consolidated financial statements of Gammon Gold Inc. (“the Company”) that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net earnings / (loss) for the years ending December 31, 2008 and 2007, and to shareholders’ equity at December 31, 2008, and December 31, 2007 in order to conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidated Statements of Operations and Comprehensive Income / (Loss):
	Year ended	Year ended
	December 31, 2008	December 31, 2007

Net earnings / (loss) based on Canadian GAAP	$30,239	$(101,314)
Exploration costs (a)	(19,614)	(5,083)
Amortization and depletion of exploration costs (a)	915	2,011
Stripping costs (b)	(2,133)	-
Depletion of mining properties (c)	(5,105)	-
Interest expense on long-term debt adjusted to fair value (d)	-	(264)
Future income taxes on US GAAP differences	7,132	3,158

Net earnings / (loss) based on US GAAP	11,434	(101,492)

Amortization of actuarial gains from AOCI to net loss, net of tax of $42 (2007 - $70) (e)	(108)	179
Change in funded status of employee benefit plans, net of tax of $8 (2007 - $189) (e)	(21)	(343)

Comprehensive earnings / (loss) based on US GAAP	$11,305	$(101,656)

Earnings / (loss) per share
Basic	$0.10	$(0.90)
Diluted	$0.09	$(0.90)

Consolidated Statements of Shareholders’ Equity:

Deficit:
	December 31, 2008	December 31, 2007

Deficit based on Canadian GAAP	$(131,430)	$(161,669)
Change in deficit due to reporting currency translation	7,623	7,623
Exploration costs (a)	(73,652)	(54,038)
Amortization of mineral rights (a)	(10,941)	(10,941)
Amortization and depletion of exploration costs (a)	4,138	3,223
Stripping costs (b)	(2,133)	-
Depletion of mining properties (c)	(5,105)	-
Interest expense on long-term debt adjusted to fair value (d)	(2,379)	(2,379)
Foreign exchange gain on fair value adjusted long-term debt (d)	(808)	(808)
Future income tax adjustments	16,162	9,030
Deficit based on US GAAP	$(198,525)	$(209,959)

Reconciliation with United States Generally Accepted Accounting Principles
(in thousands of United States Dollars except per share data)
December 31, 2008

Accumulated other comprehensive income:
	December 31, 2008	December 31, 2007

AOCI based on Canadian GAAP	$6,434	$6,434
Change in AOCI due to reporting currency translation	(7,623)	(7,623)
Change in funded status of employee benefit plans,
net of tax of $197 (2007 - $189) (e)	(507)	(486)
Amortization of actuarial gains from AOCI to net loss,
net of tax of $28 (2007 - $70) (e)	71	179
AOCI based on US GAAP	$(1,625)	$(1,496)

Consolidated Balance Sheets:

The following material balance sheet differences exist between Canadian and US GAAP:

Inventory:
	December 31, 2008	December 31, 2007

Reported under Canadian GAAP	$49,318	$51,586
Exploration costs (a)	(291)	-
Stripping costs (b)	2,580	-
Depletion of mining interests (c)	1,313	-

Reported under US GAAP	$52,920	$51,586

Mineral properties and related deferred costs:
	December 31, 2008	December 31, 2007

Reported under Canadian GAAP	$396,019	$380,702
Exploration costs (a)	(73,652)	(54,038)
Stripping costs (b)	(4,713)	-
Amortization of mineral rights (a)	(10,941)	(10,941)
Amortization and depletion of exploration costs (a)	4,429	3,223
Depletion of mining interests (c)	(6,418)	-
Adjustment for mineral property purchase at fair value (d)	(3,187)	(3,187)

Reported under US GAAP	$301,537	$315,759

Future income tax liability:
	December 31, 2008	December 31, 2007

Reported under Canadian GAAP	$77,301	$108,879
Future income tax adjustments	(16,331)	(9,149)

Reported under US GAAP	$60,970	$99,730

Reconciliation with United States Generally Accepted Accounting Principles
(in thousands of United States Dollars except per share data)
December 31, 2008

Employee future benefits:
	December 31, 2008	December 31, 2007

Reported under Canadian GAAP	$1,659	$3,746
Funded status of employee benefit plans (e)	605	426

Reported under US GAAP	$2,264	$4,172

Consolidated Statements of Cash Flows:

As a result of the treatment of mining interests and stripping costs under items (a) and (b) above, cash expended for exploration and stripping costs would be classified as operating rather than investing, resulting in the following totals under US GAAP:

	Year ended	Year ended
	December 31, 2008	December 31,2007
Cash from / (used in) operations	$31,607	$(20,026)
Cash used in investing	$(42,050)	$(84,863)

(a)

Mining interests and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – Accounting by Mining Enterprises for Exploration Costs which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs.

Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

(b)

 Stripping costs

In March 2006, the Emerging Issues Committee of the CICA issued EIC 160 – Stripping Costs Incurred in the Production of a Mining Operation, which addresses the treatment of stripping costs under Canadian GAAP. EIC 160 indicates that Stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity.

Under Canadian GAAP, stripping costs relating to all ore deposits that have not been previously mined are capitalized. Stripping costs for these deposits represent a benefit as access is gained to sources of reserves that will be produced in future periods, that would otherwise not have been accessible.

EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the treatment of stripping costs under US GAAP. EITF 04-6 indicates that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. In November 2007, a mining industry position paper was issued that concluded that it was the intent of EITF 04-6 that pre-production stripping costs incurred to develop each pit within a mining complex to access a single or multiple ore bodies should generally be capitalized and separately amortized if certain operational, geological and other factors specific to the mining complex are met. As a result of this guidance, for United States GAAP, the Company has capitalized stripping costs relating to one pit for which production has not commenced and for which there are no future plans to combine the pit with other pits that are currently in production. All other stripping costs have been included in the costs of inventory produced.

Reconciliation with United States Generally Accepted Accounting Principles
(in thousands of United States Dollars except per share data)
December 31, 2008

(c)

Depletion of mining interests

Effective April 1, 2008, the Company changed its estimate, for Canadian GAAP purposes, of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. There is limited guidance under Canadian GAAP regarding the depletion of mineral interests, however Section 3061, Property, Plant & Equipment, defines mining properties as “items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves”. Therefore, mining properties are considered property, plant & equipment under Canadian GAAP. With respect to amortization of property, plant and equipment, Section 3061 indicates that “amortization should be recognized in a rational and systematic manner appropriate to the nature of an item of property, plant and equipment with a limited life and its use by the enterprise”. The Company determined that the useful life of its mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

The United States Securities and Exchange Commission indicated in Industry Guide 7 that disclosure of reserve information is limited to proven and probable reserves. Consequently, in December 1996 the American Institute of Certified Public Accountants’ International Practices Task Force indicated that because disclosure of possible reserves is prohibited by SEC rules, under US GAAP, the base used for the depletion calculation also cannot include these amounts.

(d)

Fair value of long-term debt

In consideration for the Soyopa claims acquired in November, 2001, the Company entered into a non-interest bearing loan agreement. Commencing in 2006, the loan has been presented at its fair value under Canadian GAAP. Under US GAAP, interest must be imputed on this loan in accordance with Accounting Principles Board (“APB”) Opinion No. 21, Interest on Receivables and Payables. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the Company's mineral properties accordingly.

During the periods subsequent to November 2001, the interest imputed on the loan is recorded as a period expense for US GAAP. For Canadian GAAP, the imputed interest is added to the cost of the mineral properties.

(e)

Employee future benefits

In September 2006, the Financial Accounting Standards Board issued FAS No. 58, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the recognition of the funding status of a benefit plan in the Company’s financial statements. FAS No. 158 also requires that the plan assets and benefit obligations be measured as of the date of the Company’s fiscal year-end. Under FAS No. 158, the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, and to recognize changes in the funded status, through other comprehensive income, in the year in which the changes occur.

(f)

Inventory net realizable value adjustments

On January 1, 2008, the Company adopted CICA Section 3031, Inventories, which requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. During the fourth quarter of the current year, the Company recognized a net realizable value adjustment reversal of $2,899, relating to inventories that had been written down in the second and third quarters of the current year.

Reconciliation with United States Generally Accepted Accounting Principles
(in thousands of United States Dollars except per share data)
December 31, 2008

ARB 43 addresses the accounting for net realizable value adjustment for US GAAP and indicates that when inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes, and therefore no future reversal of the write-down is permitted. APB 28, however, indicates that recoveries of inventory losses from market declines in later interim periods of the same fiscal year should be recognized as a reversal of the original write-down.

As the reversal of the net realizable value adjustment recognized for Canadian GAAP in the year related to a net realizable value adjustment recognized in the same fiscal year, no difference in the accounting treatment required under Canadian and US GAAP exists.

(g)

Recent US accounting pronouncements

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS No. 157 was effective for the Company on January 1, 2008 and is applied on a prospective basis. In February 2008, the FASB issued FSP FAS No. 157-2 which delays the effective date of FAS No. 157 for non-financial assets and liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The adoption of FAS No 157 had no impact on the Company’s consolidated financial statements. The Company is evaluating the impact of FSP FAS No. 157-2 on its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. FAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. The objective of FAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under FAS No. 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. The Company did not elect to apply FAS 159 to any of its financial assets or liabilities.

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 and FAS No. 141R Business Combinations both of which are effective for annual periods beginning after December 15, 2008. The first statement requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. The second statement requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at "full fair value". Also, for step acquisitions, the acquirer will be required to remeasure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The Company will adopt these standards on January 1, 2009.

In March 2008, FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about how end why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. FAS 161 is effective fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The issuance of this standard is expected to have no impact on the consolidated financial statements as the company currently has no derivative instruments.

In May 2008, FASB issued SFAS No 162, The Hierarchy of Generally Accepted Accounting Principles. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles un the United States. FASB does not expect that this standard will result in a change in current practice. SFAS No 162 was effective November 15, 2008. The issuance of this standard had no impact on the consolidated financial statements.